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                                                                      EXHIBIT 23

CONTACTS:

     QUICKTURN DESIGN SYSTEMS, INC.          ABERNATHY MACGREGOR FRANK
     Joan Powell                             Pauline Yoshihashi / Matt Sherman
     Director, Marketing Communications      (213) 630-6550 / (212) 371-5999
     (408) 914-6701
     joan@quickturn.com


FOR IMMEDIATE RELEASE


              QUICKTURN ACKNOWLEDGES RECEIPT OF AGENT DESIGNATIONS

                   SPECIAL MEETING DATE HAS NOT YET BEEN SET

SAN JOSE, CALIF.--September 14, 1998--Quickturn Design Systems, Inc. [Nasdaq:QKTN] announced today that it has received agent designations to call a special meeting of stockholders. The Quickturn Board of Directors will appoint an independent inspector of elections to review and determine the validity of the agent designations submitted. The certified results will be announced by Quickturn when the tabulation has been completed.

     The date of the special meeting of stockholders has not yet been set. Subject to the determination of the validity of the agent designations submitted and of the legality of Mentor's solicitation of agent designations, Quickturn's Board of Directors shall set record and meeting dates for such special meeting, according to the company's Bylaws. The Bylaws provide that the meeting date shall not be less than 90 days nor more than 100 days after the receipt of, and a determination of the validity of, such request for a meeting. Until the receipt of sufficient agent designations is certified, the company will solicit from Quickturn stockholders revocations in opposition to Mentor's solicitation of agent designations.

     As previously announced, Quickturn has filed counterclaims against Mentor Graphics Corporation [Nasdaq:MENT] and its wholly owned subsidiary, MGZ Corporation, in the United States District Court for the District of Delaware. Quickturn alleges that Mentor's solicitation of agent designations and Schedule 14D-1 filed with the Securities and Exchange Commission are false and misleading. Quickturn alleges, among other things, that Mentor fails to disclose in these filings the full impact on Mentor of the adverse rulings in its various patent litigations with Quickturn. Quickturn is seeking, among other things, injunctive relief to prevent Mentor from the continued execution of its unlawful tender offer and to protect Quickturn and its stockholders from Mentor's attempt to acquire Quickturn in a manner that violates federal securities laws.

     Quickturn Design Systems, Inc. is the leading provider of verification products and time-to-market engineering (TtME(TM)) services for the design of complex ICs and electronic systems. The company's products are used worldwide by developers of high-performance computing, multimedia, graphics and communications systems. Quickturn is headquartered at 55 W. Trimble Road, San Jose, CA 95131-1013; Telephone: 408/914-6000. For more information, visit the Quickturn Web site at www.quickturn.com or send e-mail to info@quickturn.com.

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